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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January 2026

Commission File Number: 001-15102

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Embraer S.A.

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Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Embraer reports 91 aircraft delivered in the fourth quarter and surpasses 4Q24 mark to meet 2025 guidance

São Paulo (SP), Brazil, January 6, 2026 – Embraer (NYSE: EMBJ / B3: EMBJ3), a global leader in the aerospace industry, delivered 91 aircraft in 4Q25. This result represents an improvement compared to 3Q25 and 4Q24, when 62 and 75 jets were delivered, respectively.

During 4Q25, 32 new commercial jets were delivered — 15 of which were E195-E2 models, Embraer’s largest aircraft currently in production in the segment. During the period, the Commercial Aviation business unit outperformed both 3Q25 and 4Q24, which recorded 20 and 31 deliveries, respectively. In 2025, Commercial Aviation delivered 78 jets, in-line with its 77-85 aircraft guidance for the year.

Embraer Executive Jets registered 53 deliveries, compared with 41 jets delivered in 3Q25 and 44 in 4Q24. The highlight of the quarter was the Phenom 300, the fastest light jet in production and market leader for 13 consecutive years, with 23 units delivered. In 2025, Executive Aviation delivered 155 jets, at the high end of its 145-155 guidance for the year.

In Defense & Security, the company delivered 2 units of its multi-mission military transport aircraft, the KC-390 Millennium, and 4 A-29 Super Tucano during the quarter.

In 2025, the company delivered a total of 244 aircraft across Commercial Aviation, Executive Aviation and Defense & Security, surpassing the 206 units delivered in the previous year.

About Embraer

A global aerospace company headquartered in Brazil, Embraer has businesses in Commercial and Executive aviation, Defense & Security, and Agricultural Aviation. The company designs, develops, manufactures, and markets aircraft and systems, providing Services and Support to customers after-sales.

Since it was founded in 1969, Embraer has delivered more than 9,000 aircraft. On average, about every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 150 million passengers a year.

Embraer is the leading manufacturer of commercial jets with up to 150 seats and the main exporter of high- value-added goods in Brazil. The company maintains industrial units, offices, service, and parts distribution centers, among other activities, across the Americas, Africa, Asia, and Europe.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 6, 2026

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations